VIA SEDAR

September 4, 2015

British Columbia Securities Commission	Alberta Securities Commission
Saskatchewan Securities Commission	Manitoba Securities Commission
Ontario Securities Commission	Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission	The Toronto Stock Exchange

Dear Sirs:

Re: Burcon NutraScience Corporation - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure, the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Burcon NutraScience Corporation (the "Corporation") held on September 3, 2015 in Vancouver, British Columbia are as follows:

1.	Election of Directors

According to proxies received and a vote by show of hands, the following individuals were elected as directors of the Corporation until the next annual meeting, with the following results:

Director Nominee	Votes For	%	Votes	% Votes	Non Votes
		Votes	Withheld	Withheld
		For
Allan Yap	13,233,245	95.01	694,458	4.99	2,066,912
Rosanna Chau	13,395,267	96.18	532,436	3.82	2,066,912
David Lorne John Tyrrell	13,476,004	96.76	451,699	3.24	2,066,912
Alan Chan	13,233,245	95.01	694,458	4.99	2,066,912
Matthew Hall	13,400,201	96.21	527,502	3.79	2,066,912
J. Douglas Gilpin	13,484,334	96.82	433,369	3.18	2,066,912
Bradford Allen	13,493,704	96.88	433,999	3.12	2,066,912

2.	Appointment of Auditors

According to proxies received and a vote by show of hands, PricewaterhouseCoopers LLP were reappointed as auditors of the Corporation for the ensuing year, with the following results:

Votes For	%	Votes Withheld	%	Non-Vote
15,580,359	97.41	414,256	2.59	0

3.	Approval of Warrants Issued to ITC Corporation Limited, E-Concept Ltd. and I-Global Ltd. – Resolution 1 – Price Approval

According to proxies received and a vote by show of hands, the warrants issued to ITC Corporation Limited, E-Concept Ltd. and I-Global Ltd. at an exercise price of $2.26 per Common shares was approved by ordinary resolution of the shareholders, with the following results:

Votes For	%	Votes Against	%	Non-Vote	Excluded Votes
4,202,864	89.72	481,579	10.28	2,066,912	9,243,260

The votes attached to common shares held by ITC, E-Concept and I-Global and their respective affiliates and associates were excluded from the vote (shown in the column above as “excluded votes”).

4.	Approval of Warrants Issued to ITC Corporation Limited – Resolution 2 – Insider Approval

According to proxies received and a vote by show of hands, the warrants issued to ITC Corporation Limited, as an insider of the Corporation was approved by ordinary resolution of the shareholders, with the following results:

Votes For	%	Votes Against	%	Non-Vote	Excluded Votes
5,621,477	91.83	500,400	8.17	2,066,912	7,805,826

The votes attached to common shares held by ITC and its affiliates and associates were excluded from the vote (shown in the column above as “excluded votes”).

BURCON NUTRASCIENCE
CORPORATION

By:    “Dorothy K.T. Law”
          Name: Dorothy K.T. Law
          Title: Senior Vice President, Legal and
          Corporate Secretary